                               PRELIMINARY COPY
                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                              (Amendment No.   )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[x]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                              COMSAT Corporation
               (Name of Registrant as Specified In Its Charter)

              PROVIDENCE CAPITAL, INC./WYSER-PRATTE & Co., Inc.
                  (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[x]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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        pursuant to Exchange Act Rule 0-11:
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[ ]  Fee paid previously with preliminary materials.

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News Release                                            MacKenzie Partners, Inc.
                                                        156 Fifth Avenue
                                                        New York, NY
CONTACT:                                                212 929-5500
Stanley J. Kay, Jr.                                     FAX 212 929-0308
MacKenzie Partners, Inc.
212/929-5940

FOR IMMEDIATE RELEASE:

          COMSAT SHAREHOLDERS CHALLENGE COMSAT BOARD TO HOLD
        ANNUAL MEETING BY JUNE 9, ELIMINATE VOTING RESTRICTION.

          To Drop Call for Special Meeting If Company Agrees.

NEW YORK, NY, April 10, 1997--Guy P. Wyser-Pratte, President of Wyser-Pratte and Co., Inc. and Herbert A. Denton, President of Providence Capital, Inc. announced that they sent a letter yesterday to C.J. Silas, Chairman of the Board of COMSAT Corporation (NYSE: CQ) offering to drop their solicitation to call a special meeting if the Company agrees to hold its 1997 Annual Meeting of Shareholders by June 9, 1997 and to eliminate the voting limitations on holders owning more than 5% of COMSAT's common shares.

Mr. Wyser-Pratte and Mr. Denton said, "We agree with COMSAT that the Company should not need to face several proxy solicitations. But the Board and management will leave us with no choice but to pursue this course of action, if they do not agree to hold the Annual Meeting by June 9 without discriminatory restrictions on the voting rights of 5% holders."

"The Company's Annual Meeting," they continued, "has traditionally been held in May, and the Board initially set a March 27, 1997 record date for a May 16 Annual Meeting, which they then postponed indefinitely, for inadequate reasons. It is COMSAT's Board that is forcing us to take action. They're the ones who postponed the Annual Meeting--not us."

Mr. Wyser-Pratte and Mr. Denton concluded, "It's ludicrous for COMSAT to complain that holding a required Annual Meeting on time or a Special Meeting at the request of shareholders is a waste of money and time. There is nothing more important than shareholders participating in the democratic process of annually electing those who they believe are best qualified to act as fiduciaries in the management of their corporation. This Board's lack of understanding of their accountability to its shareholders is endemic of the serious problems at COMSAT."

                                 # # #

       LETTER TO C.J. SILAS AND PARTICIPANT INFORMATION FOLLOWS

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Providence/Wyser-Pratte
April 10, 1997
Page Two


April 9, 1997

Mr. C.J. Silas
Chairman of the Board of Directors
COMSAT Corporation
6560 Rock Spring Drive
Bethesda, Maryland 20817

Dear Mr. Silas:

We note press reports on comments made by COMSAT's representatives that our proposals may require three separate proxy contests over the next six to nine months and, as such, are wasting money and distracting management.

We do not agree that consideration of our proposals would be a waste of money or a distraction. Nevertheless, we would be willing to drop our call for a Special Meeting if the Board of COMSAT agreed (i) to schedule its 1997 Annual Meeting by Monday, June 9, 1997 and (ii) to remove the restrictions on the voting rights of shareholders who own more than 5% of the Company's shares.

We look forward to the favor of your reply to our suggestion, not later than 5:00 p.m. Friday, April 11, 1997.

Sincerely,

/s/ Herbert A. Denton                    /s/ Guy P. Wyser-Pratte

Herbert A. Denton                        Guy P. Wyser-Pratte
President                                President
Providence Capital, Inc.                 Wyser-Pratte & Co.

cc: The Board of Directors of COMSAT Corporation

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Providence/Wyser-Pratte
April 10, 1997
Page Three

                            ADDITIONAL INFORMATION

Mr. Guy P. Wyser-Pratte owns beneficially 1,253,400 shares of common stock, representing approximately 2.56% of COMSAT. This includes shares owned directly by Mr. Wyser-Pratte and shares owned by investment partnerships and other managed accounts for which affiliates of Wyser-Pratte & Co., Inc. are the general partner or investment manager. Other than Mr. Wyser-Pratte, no other officer of Wyser-Pratte & Co., Inc. owns any common shares of COMSAT. The principal offices of Wyser-Pratte & Co., Inc. are located at 63 Wall Street, New York, NY 10005.

Providence Capital, Inc. owns beneficially 11,100 common shares of the Company and options to purchase 40,000 additional common shares. Providence Investors, LLC, a private investment vehicle organized as a limited liability company of which Mr. Herbert Denton is a managing member, owns 25,000 shares of the Company's common stock and options to purchase 5,000 additional shares of common stock. Mr. William Tapert, an employee of Providence Capital, Inc. owns options to purchase 2,000 common shares. Mr. Gregory Morey, a managing member of Providence Investors, LLC, owns 2,500 common shares.

The three managing members of Providence Investors, LLC, -- Mr. Denton,
Mr. Morey and Mr. Frederick Whitridge, Jr. -- each own 11.1% of Providence Investors, LLC. Mr. Denton owns 100% of Providence Capital, Inc. Except for
Mr. Tapert and Mr. Morey, none of the managing members of Providence Investors, LLC and none of the officers or employees of Providence Capital, Inc.own any shares of the Company's common stock. The principal offices of Providence Capital, Inc. and Providence Investors, LLC are located at 730 Fifth Avenue, New York, NY 10019.

Other participants may include Eric Longmire, Senior Managing Director of Wyser-Pratte & Co., Inc. and Adam Weiss, an employee of Providence Capital, Inc.